New Ireland Fund
			  Meeting of Stockholders
  (Unaudited)


	On June 10, 2003, the Fund held its Annual Meeting of
Stockholders. The following Director was elected by the following votes: Peter Hooper 3,991,362 For; 120,888 Abstaining. James J. Boyle, Denis Curran, Denis P. Kelleher and James M. Walton continue to serve in their capacities as Directors of the Fund.